Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,903 Registration Statement Nos. 333-221595; 333-221595-01 Dated May 1, 2019 Filed pursuant to Rule 433

Structured Investments

Jump Notes with Auto-Callable Feature due June 5, 2024

This document provides a summary of the terms of the notes offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	June 5, 2024
Underlying indices:	Morgan Stanley MAP Trend Index. For more information about the underlying indices, see the accompanying preliminary terms.
Issue Price	$1,000 per note
Early redemption:	If, on any annual determination date (other than the final determination date), the index closing value of the underlying index is greater than or equal to the then-applicable redemption threshold level, the notes will be automatically redeemed for the applicable early redemption payment on the related early redemption date. No further payments will be made on the notes once they have been redeemed.
Early redemption payment:

The early redemption payment will be an amount in cash per stated principal amount (corresponding to a return of at least approximately 8.00% per annum, to be determined on the pricing date) for each annual determination date, as follows:

1st determination date: At least $1,080.00

2nd determination date: At least $1,160.00

3rd determination date: At least $1,240.00

4th determination date: At least $1,320.00

No further payments will be made on the notes once they have been redeemed.

Determination dates:	1st determination date: June 1, 2020 2nd determination date: June 1, 2021 3rd determination date: May 31, 2022 4th determination date: May 31, 2023 Final determination date: May 31, 2024
The determination dates are subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	The third business day following the relevant determination date
Redemption threshold levels*:

1st determination date: At most 102.00% of the initial index value

2nd determination date: At most 104.00% of the initial index value

3rd determination date: At most 106.00% of the initial index value

4th determination date: At most 108.00% of the initial index value

*The actual redemption threshold level percentage with respect to each determination date will be determined on the pricing date.

Payment at maturity:

If the notes have not previously been redeemed, you will receive at maturity a cash payment as follows:

•

If the final index value is greater than the initial index value:

$1,000 + ($1,000 x index percent change)

•

If the final index value is less than or equal to the initial index value:

$1,000

Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the final determination date
Stated principal amount:	$1,000 per note
Pricing date:	May 31, 2019
Original issue date:	June 5, 2019 (3 business days after the pricing date)
CUSIP / ISIN:	61768D7X7 / US61768D7X72
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $978.50 per note, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The notes offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and have the terms described in the accompanying preliminary terms, product supplement and prospectus. The notes will be automatically redeemed if the index closing value on any annual determination date is greater than or equal to the then-applicable redemption threshold level (which will increase over the term of the notes), for an early redemption payment that will increase over the term of the notes and that will correspond to a return of at least approximately 8.00% per annum (to be determined on the pricing date), as described below. No further payments will be made on the notes once they have been redeemed, and the investor will not participate in any appreciation of the underlying index if the notes are redeemed early. At maturity, if the notes have not previously been redeemed and the final index value is greater than the initial index value, investors will receive the state principal amount plus 1-to-1 upside performance of the underlying index. However, if the notes are not automatically redeemed prior to maturity and the final index value is less than or equal to the initial index value, investors will receive only the stated principal amount of their investment, without any positive return on the notes.

The Morgan Stanley MAP Trend Index (the “underlying index”) was established by Morgan Stanley on March 7, 2017 and employs a rules-based quantitative strategy (the “Index Methodology”) that combines a risk-weighted approach to portfolio construction with a momentum-based, or trend-following, asset allocation methodology to construct a notional portfolio. In addition, the strategy imposes an overall volatility-targeting feature upon the resulting portfolio. The goal of the underlying index is to seek positive return opportunities in different market environments based upon recent trends in the underlying assets. The investment assumption underlying the allocation strategy is two-fold: that historical volatility of the underlying assets can be used to risk-weight a portfolio, and that past trends are likely to continue to be a good indicator of the future performance of that portfolio

The components of the underlying index consist of (i) 20 U.S.-listed exchange traded funds (“ETFs”), representing U.S. and non-U.S. equities, fixed income securities, commodities and real estate, and (ii) the Morgan Stanley Two Year Treasury Index (collectively, the “Index Components”). The notional portfolio constructed by the Index Methodology of Index Components is referred to as the “Asset Portfolio.” The Asset Portfolio will consist of long-only positions in each Index Component, and each Index Component except for the Morgan Stanley Two Year Treasury Index is subject to a maximum exposure cap. The targeted volatility for the underlying index is 5% (the “Volatility Target”).

The underlying index is rebalanced each Strategy Business Day (the “Daily Rebalancing”). Upon each Daily Rebalancing for the underlying index, the Index Methodology uses the pre-assigned Risk Budget assigned to each ETF (as set forth under “Annex A – Morgan Stanley MAP Trend Index – Index Components”) and the volatility for each ETF to make initial base allocations. The Index Methodology then calculates a signal based on the upward or downward trend of each ETF (the “Trend Signal”). The index calculates each Trend Signal by observing two moving averages, one short-term and one long-term, over different look-back periods for each respective ETF. A Trend Signal that converges toward one indicates an upward trend and a Trend Signal that converges toward zero indicates a downward trend. Once the Trend Signal is calculated for each ETF, the previously determined base allocations are scaled by the Trend Signal by allocating more upward-trending securities to the Asset Portfolio. The magnitude of each position taken by the underlying index following the Trend Signal adjustment is then scaled to the Volatility Target based on a pro-rata volatility-scaling that seeks to achieve a balanced level of volatility in the underlying index’s exposure to each of the ETFs.

The underlying index is calculated on an excess return basis, and therefore the level reflects the weighted return of the Asset Portfolio reduced by the return on an equivalent cash investment receiving the 3-month LIBOR. The underlying index performance is further reduced by a servicing cost of 0.85% per annum calculated on a daily basis. For more information about the underlying index, see “Morgan Stanley MAP Trend Index Overview” and “Risk Factors” in the accompanying preliminary terms.

These long-dated notes are for investors who are concerned about principal risk but seek exposure to a multiple asset-linked index, who are willing to accept that the underlying index’s Volatility Target feature may reduce upside performance in bullish markets, and who are willing to forgo current income in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the stated principal amount if the underlying index closes at or above the applicable redemption threshold level or above the initial index value, as applicable, on an annual determination date. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the notes involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319005652/dp105874_424b2-ps1903.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The notes do not pay interest and may not pay more than the stated principal amount at maturity.

•	If the notes are automatically redeemed prior to maturity, the appreciation potential of the notes is limited by the fixed early redemption payment specified for each of the first four annual determination dates.

•	The automatic early redemption feature may limit the term of your investment to as short as approximately one year. If the notes are redeemed early, you may not be able to reinvest at comparable terms or returns.

•	The redemption threshold level increases progressively over the term of the notes.

•	The market price of the notes will be influenced by many unpredictable factors.

•	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	There are risks associated with the underlying index.

o	The level of the underlying index can go down as well as up.

o	The base allocation of ETFs in the Asset Portfolio is determined in reference to each ETF’s Risk Budget and volatility.

o	There are risks associated with the underlying index’s momentum investment strategy.

o	Low volatility in the underlying index is not synonymous with low risk in an investment linked to the underlying index.

o	While the underlying index has a Volatility Target of 5%, there can be no guarantee, even if the Asset Portfolio is rebalanced daily, that the realized volatility of the underlying index will not be less than or greater than 5%.

o	There can be no assurance that the actual volatility of the underlying index will be lower than the volatility of any or all of the Index Components.

o	The volatility target feature of the underlying index may dampen its performance in bullish markets.

o	The value of the underlying index and any instrument linked to the underlying index may increase or decrease due to a number of factors, many of which are beyond our control.

o	The future performance of the underlying index may bear little or no relation to the historical or hypothetical retrospective performance of the underlying index.

o	The underlying index is particularly susceptible to “choppy” markets.

o	The underlying index has fixed weighting constraints.

o	The underlying index was established on March 7, 2017 and therefore has a very limited history.

o	As the underlying index is new and has very limited actual historical performance, any investment in the underlying index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

o	The underlying index is reduced by an excess return cost.

o	The underlying index contains embedded costs.

o	An investment in the notes involves risks associated with emerging markets equities and bonds, currency exchange rates and commodities.

o	Changes in the value of the Index Components may offset each other.

o	The Morgan Stanley Two Year Treasury Index can produce negative returns, which may have an adverse effect on the level of the respective Sub-Indices, and consequently, the level of the index.

o	Adjustments to the underlying index could adversely affect the value of instruments linked to the underlying index.

o	Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component ETFs or the Morgan Stanley Two Year Treasury Index.

o	Reliance on information.

o	Research.

•	MS & Co., which is a subsidiary of Morgan Stanley and an affiliate of MSFL, is both the calculation agent and the underlying index publisher, and will make determinations with respect to the notes and the underlying index.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Adjustments to the underlying index could adversely affect the value of the notes.

•	Investing in the notes is not equivalent to investing in the underlying index.

•	The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 5-year term of the notes.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Notes– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples are for illustrative purposes only. Whether the notes are redeemed prior to maturity will be determined by reference to the index closing value of the underlying index on each annual determination date, and the payment at maturity, if the notes are not redeemed early, will be determined by reference to the index closing value on the final determination date. The actual initial index value, redemption threshold level and early redemption payment amounts will be determined on the pricing date. Some numbers appearing in the examples below have been rounded for ease of analysis. All payments on the notes are subject to our credit risk. The below examples are based on the following terms:

Stated principal amount:	$1,000 per note
Hypothetical Initial Index Value:	200
Hypothetical Redemption Threshold Levels:

1st determination date: 204, which is 102.00% of the hypothetical initial index value

2nd determination date: 208, which is 104.00% of the hypothetical initial index value

3rd determination date: 212, which is 106.00% of the hypothetical initial index value

4th determination date: 216, which is 108.00% of the hypothetical initial index value

Hypothetical Early Redemption Payment:

The early redemption payment will be an amount in cash per stated principal amount (corresponding to a return of approximately 8.00% per annum) for each annual determination date, as follows:

•

1st determination date: $1,080.00

•

2nd determination date: $1,160.00

•

3rd determination date: $1,240.00

•

4th determination date: $1,320.00

No further payments will be made on the notes once they have been redeemed.

Payment at Maturity:

If the notes have not previously been redeemed, you will receive at maturity a cash payment as follows:

•

If the final index value is greater than the initial index value:

$1,000 + ($1,000 x index percent change)

•

If the final index value is less than or equal to the initial index value:

$1,000

Automatic Call:

Example 1 — the notes are redeemed following the second determination date (which occurs in June 2021)

Date	Index Closing Value	Payment (per note)
1st Determination Date	200 (below the applicable redemption threshold level, notes are not redeemed)	--
2nd Determination Date	280 (at or above the applicable redemption threshold level, notes are automatically redeemed)	$1,160.00

In this example, the index closing value on the first determination date is below the applicable redemption threshold level, and the index closing value on the second determination date is at or above the applicable redemption threshold level. Therefore the notes are automatically redeemed on the second early redemption date. Investors will receive $1,160.00 per note on the related early redemption date, corresponding to an annual return of approximately 8.00%. No further payments will be made on the notes once they have been redeemed, and investors do not participate in the appreciation of the underlying index.

Payment at Maturity:

In the following examples, the index closing value on each annual determination date is less than the applicable redemption threshold level, and, consequently, the notes are not automatically redeemed prior to, and remain outstanding until, maturity.

Example 1 — the final index value is above the initial index value

Date	Index Closing Value	Payment (per note)
1st Determination Date	190 (below the applicable redemption threshold level, notes are not redeemed)	--
2nd Determination Date	200 (below the applicable redemption threshold level, notes are not redeemed)	--
3rd Determination Date	195 (below the applicable redemption threshold level, notes are not redeemed)	--
4th Determination Date	201 (below the applicable redemption threshold level, notes are not redeemed)	--
Final Determination Date	220 (above the initial index value)	= $1,000 + ($1,000 x index percent change) = $1,000 + $100 = $1,100 Payment at maturity = $1,100

In this example, the index closing value is below the applicable redemption threshold level on each of the determination dates before the final determination date, and therefore the notes are not redeemed prior to maturity. On the final determination date, the underlying index has appreciated 10% from the hypothetical initial index value. At maturity, investors receive the stated principal amount plus the product of the stated principal amount times the index percent change. Because the underlying index has appreciated 10% from the hypothetical index value, the payment at maturity is $1,100 per note.

Example 2 — the final index value is at or below the initial index value

Date	Index Closing Value	Payment (per note)
1st Determination Date	190 (below the applicable redemption threshold level, notes are not redeemed)	--
2nd Determination Date	200 (below the applicable redemption threshold level, notes are not redeemed)	--
3rd Determination Date	195 (below the applicable redemption threshold level, notes are not redeemed)	--
4th Determination Date	201 (below the applicable redemption threshold level, notes are not redeemed)	--
Final Determination Date	180 (at or below the initial index value)	Payment at maturity = $1,000

In this example, the index closing value is below the applicable redemption threshold level on each of the determination dates before the final determination date, and therefore the notes are not redeemed prior to maturity. On the final determination date, the final index value is at or below the initial index value, and accordingly, investors receive a payment at maturity equal to the stated principal amount of $1,000 per note, without any positive return on the notes.